UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of January, 2023
Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)
LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents
Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: January 2, 2023	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Cecilia Grierson 355 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar

City of Buenos Aires, January 2nd, 2023

Messrs.

Comisión Nacional de Valores (CNV)

Bolsas y Mercados Argentinos S.A. (BYMA)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

Dear Sirs,

We are writing in accordance with Section 2 of Chapter I, Title XII of the Argentine National Securities Commission (“Comisión Nacional de Valores”) Regulations (2013 revised version) regarding the share repurchase plan that was approved by the Board of Directors of Loma Negra Compañía Industrial Argentina S.A. (the “Company”).

In this regard, we inform that during the period from December 26th, 2022 to December 30th, 2022, the Company purchased its own American Depositary Receipt (ADR) as follows:

Acquisition date	American Depositary Receipt (ADR)	Average Price	Total Amount
December 28, 2022	17,473	USD 6.8812	USD 120,234.61

The acquisitions complied with the daily limit for operations in the Argentine market of up to twenty-five percent (25%) of the average daily transaction volume of the Company's shares during the previous 90 (ninety) business days, in accordance with Section 66 of Law No. 26,831.

In this sense, we hereby inform that the share repurchase plan approved by the Board of the Company on October 3rd, 2022 until December 31st, 2022, has ended.

Sincerely,

_____________________________________
Marcos I. Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.